UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                           Cistron Biotechnology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   172849 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Harvey Wm. Glasser
                         2000 Powell Street, Suite 1650
                          Emeryville, California 94608
                                  (510)601-1044
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 20, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         172849 10 1                                 13D



--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Harvey Wm. Glasser
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

       Other - OO
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            186,500
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             186,500
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       186,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
--------------------------------------------------------------------------------

                                  Schedule 13D


Item 1.  Security and Issuer

         This statement relates to the Common Stock of Cistron Biotechnology, Inc. ("Cistron"). Cistron's executive offices are located at 10 Bloomfield Avenue, Pine Brook, New Jersey, 07058.


Item 2.  Identity and Background

         (a)   Harvey Wm. Glasser.

         (b)   2000 Powell Street, Suite 1650, Emeryville, California.

         (c) Chairman of the Board, President and Chief Executive Officer Western Property Holdings.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of judicial or administrative body of competent jurisdiction resulting in the Reporting Person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person owns 186,500 shares of Common stock, which he acquired in 1995. The total purchase price of these shares was $20,052.02 and was paid with personal funds of the Reporting Person.

         As described below, the Reporting Person has beneficially owned an additional 5,058,406 shares (the "Additional Shares"), which he acquired from the bankruptcy estate (the "Estate") of Dr. Henry Grausz ("Grausz"). Grausz had used the Additional Shares (as well as another 500,000 shares of Common Stock) as collateral for loans from Imperial Bank ("Imperial") for which the Reporting Person had also provided additional security. Imperial subsequently transferred the secured loans to Imperial Loan Management Corporation ("ILMC"). Imperial financed ILMC's purchase of the loans and obtained a security interest in the Additional Shares (and in the additional 500,000 shares and security provided by the Reporting Person). ILMC entered into an agreement with Grausz dated as of April 20, 1999 (the "Bankruptcy Agreement"), which the bankruptcy court administering Grausz's bankruptcy case approved by final order (the "Court Order"), under which Grausz agreed to transfer the Additional Shares to ILMC, or its designee, in satisfaction of a portion of the debt owing by Grausz to ILMC. ILMC designated the Reporting Person the buyer pursuant to the agreement between ILMC and the Reporting Person described below.

         On June 21, 1999, the Reporting Person entered into an agreement (the "Sale Agreement") to sell the Additional Shares to Cistron in exchange for $1,150,000 or a per share price of $0.2274 in a private transaction (the "Sale Transaction"). In accordance with the terms of agreements between the Reporting Person and Imperial and ILMC, most of the proceeds were used to pay down ILMC's debt to Imperial and other obligations of ILMC. Some of the proceeds were paid to the Estate in accordance with the terms of the Court Order and Bankruptcy Agreement. The closing of the Sale Transaction occurred on July 8, 1999.

Item 4.  Purpose of Transaction

         As noted in response to Item 3 above, the Reporting Person acquired the Additional Shares from the Estate in satisfaction of a portion of Grausz's debt to ILMC. Pursuant to the Bankruptcy Agreement and the Court Order (and a prior order of the bankruptcy court), the Reporting Person agreed to try to sell the Additional Shares to make the payment to the Estate and the other payments described in the response to Item 3 above. The Reporting Person did not acquire the Additional Shares for the purpose of joining and has no intent to join the Board of Cistron or exercise controlling voting power or otherwise pursue any plan or proposal of the type identified in Item 4.

Item 5.  Interest in Securities of the Issuer

         The Reporting Person has sole voting power and sole dispositive power with respect to 186,500 shares of Common Stock, representing approximately 1% of the outstanding share of Common Stock (as taken from Cistron's most recent 10K filing). The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on Cistron on July 8, 1999 pursuant tot he Sale Transaction described in the response to Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Response to Item 3 above. Copies of the Court Order, the Bankruptcy Agreement, and the Sale Agreement are attached as Exhibits hereto.

Item 7.  Material to be Filed as Exhibits

         Exhibit 99.1 - Court Order
         Exhibit 99.2 - Bankruptcy Agreement
         Exhibit 99.3 - Sale Agreement

Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 19, 1999                                  /s/ Harvey Wm. Glasser
                                                     ---------------------------
                                                     Harvey Wm. Glasser

                         UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF MARYLAND
                              (Greenbelt Division)

In re:                                      )
                                            )
DR. HENRY GRAUSZ, M.D.                      )       Case No. 97-24657-PM
                                            )           (Chapter 11)
                  Debtor-in-possession.     )
--------------------------------------------)


         Upon the Motion for Authority to Sell Cistron Stock Fee and clear of Liens, Claims, and Other Interests (the "Cistron Sale Motion") filed by Dr. Henry Grausz, M.D., the debtor and debtor-in-possession herein ("debtor"), the parties hereto hereby stipulate and agree and the Court hereby finds as follows:

         WHEREAS, on December 29, 1997, (the "Petition Date") the Debtor filed in this Court a Petition under Chapter 11 of the Bankruptcy Code commencing this bankruptcy case (the "Case"); and

         WHEREAS, the Debtor owns 5,558,406 shares of capital stock (the "Cistron Stock") in Cistron Biotechnology, Inc. ("Cistron"); and

         WHEREAS, the Cistron Stock Motion seeks authority for the Debtor to sell 5,058,406 shares of the Cistron Stock (the "Large Block") to Imperial Loan Management Corporation ("Imperial Loan") or its designee (the "Imperial Cistron Stock Purchaser"); and

         WHEREAS, Imperial Loan asserts and the Debtor and the Committee stipulate that Imperial Loan holds a duly-perfected first-priority lien in the Cistron Stock pursuant to a General Security Agreement executed by the Debtor, dated December 21, 1993; and

         WHEREAS, the Debtor is indebted to Imperial Loan pursuant to a Promissory Note dated June 10, 1994 in the original amount of $250,000 and a Promissory Note dated April 20, 1995 in the original principal amount of $250,000, both as amended by a Modification and/or Extension Agreement dated as of April 20, 1995, a Modification and/or Extension Agreement dated as of April 30, 1996, a Modification and/or Extension Agreement dated July 18, 1997, and a Letter Agreement dated October 23, 1997 (the "1994/1995 Imperial Notes"); and
(2) a Promissory Note dated August 30, 1996 as extended, modified, and amended by a Letter Agreement dated October 23, 1997, and two Letter Agreements dated December 23, 1997 (the "1996 Imperial Note"); and

         WHEREAS, on February 12, 1999, the Court entered its Consent Order (1) Granting Debtor's Motion for Authority to Sell Real Property Located in Marin County, California, Free and Clear or All Liens, Claims, and Other Interests;
(2) Granting Relief From the Automatic Stay to Dr. Harvey Glasser; and (3) granting Other and Further Relief With Respect to Imperial Loan Management Corporation (the "Consent Order"); and

         WHEREAS, all capitalized terms in this Order that are not defined herein shall have the meanings given such terms in the Consent Order; and

         WHEREAS, reasonable notice of the Cistron Sale Motion has been provided to all interested parties, including without limitation Cistron and all parties who have claimed a lien on or interest in the Cistron Stock, and, by virtue of the terms of the Cistron Sale Motion, the Consent Order (and the notice of the motion seeking entry thereof) and the consent of all affected parties, including the Committee, reasonable notice of the material provisions of this Order and an opportunity for hearing has also been provided to all interested parties, all in accordance with all applicable requirements of the Federal Rules of Bankruptcy Procedure and the Bankruptcy Code; and

         WHEREAS, this Order is in the best interests of the Debtor, the Estate, and the Debtor's creditors, and the purchase price and other consideration for the Cistron Stock as described in the Cistron Sale Motion and the Consent Order represents fair and reasonable value to the Debtor and the Estate; and

         NOW THEREFORE, it is hereby

         ORDERED, that the Cistron Sale Motion be and is hereby GRANTED as set forth herein; and it is further

         ORDERED, that the form of agreement providing for the sale of the Large block to the Imperial Loan Cistron Stock Purchaser attached hereto as Exhibit A, with such modifications thereto as to which the Debtor (with the consent of the Committee) and the Imperial Cistron Stock Purchaser may agree, be and is hereby APPROVED, and the Debtor may entered into and execute such agreement; and it is further

         ORDERED, that the Debtor may sell the Large Block to the Imperial Cistron Stock Purchaser on the terms and conditions described in the Consent Order and the Cistron Sale Motion; and it is further

         ORDERED, that, in accordance with the terms of the Consent Order, the purchase price for the Large Block shall be a credit against the balance of the 1996 Imperial Note (and the other consideration set forth in the Consent Order); and it is further

         ORDERED, that, following the sale of the Large Block to the Imperial Cistron Stock Purchaser, Imperial Loan shall retain its claims under the 1994/1995 Imperial Notes (and its liens on real property of the Debtor securing those claims) subject to the terms of the Consent Order; and it is further

         ORDERED, that pursuant to Section 363(f) of the Bankruptcy Code, the sale of the Large Block to the Imperial Cistron Stock Purchaser as described in the Cistron Sale Motion shall be fee and clear of all liens, claims, charges, encumbrances, and other interests of any kind of any person or entity, except for the rights of the Debtor and the Estate as described in the Cistron Sale Motion (and except that, at the election of Imperial Loan and Imperial Bank, such sale shall be subject to the continued lien of Imperial Bank); and it is further

         ORDERED, that Cistron Biotechnology, Inc. and its transfer agent and/or any other required persons or entities shall take any and all steps necessary to transfer and/or reregister or reissue the Cistron Stock upon written request of the Imperial Cistron Stock Purchaser and/or the Debtor;

         ORDERED, that Debtor may execute any documents (including, without limitation, a bill of sale) necessary to effectuate, and take all actions and execute all documents necessary to implement, the agreement providing for the sale of the Cistron Stock; and it is further

         ORDERED and FOUND, that the Imperial Cistron Stock Purchaser is a good faith purchaser under, and is entitled to the protections of, Section 363(m) of the Bankruptcy Code; and it is further

         ORDERED, that the Debtor is hereby authorized to sell the Small Block (and other stock in Cistron that the Debtor owns or acquires as a result of any stock options), or portions thereof, from time to time in the ordinary course of business in market transactions, or in connection with a sale of the Large Block as and to the extent provided in the Consent Order, provided that the Committee consent in writing to each such sale; and it is further

         ORDERED, that this Order is a final and immediately appealable order. To the extent necessary under Bankruptcy Rule 9014, the Court hereby finds that there is no reason for delay in the implementation of this Order; and it is further

         ORDERED, that nothing in this Order shall be deemed to modify the Consent Order, which Consent Order shall be deemed incorporated herein.


Dated: March 16, 1999                             /s/ Paul Mannes
                                                  ------------------------------
                                                  United States Bankruptcy Judge

cc:      Bradford F. Englander, Esquire
         1010 Wayne Avenue, 10th Floor
         Silver Spring, Maryland 20910

         Daniel M. Litt, Esquire
         Dickstein, Shapiro Morin & Oshinsky LLP
         2101 L Street, N.W.
         Washington, D.C. 20037-1526

         Philip D. Anker, Esquire
         Wilmer, Cutler & Pickering
         2445 M Street, N.W.
         Washington, D.C. 20037-1429

         Office of the U.S. Trustee
         6305 Ivy Lane, Suite 600
         Greenbelt, Maryland  20770

This CISTRON STOCK SALE AGREEMENT (this "Agreement") dated as of April 20, 1999, between DR. HENRY GRAUSZ as debtor in possession (the "seller") and IMPERIAL LOAN MANAGEMENT CORPORATION ("Imperial Loan").

         WHEREAS, the Seller fled a voluntary petition under Chapter 11 of the United States Bankruptcy Code on December 29, 1997, in the United States bankruptcy Court for the District of Maryland, Greenbelt Division (the "court"0;

         WHEREAS, the Seller owns 5,558,406 shares of common stock (the "Cistron Stock") in Cistron Biotechnology, Inc. ("Cistron"), which has been pledged to secure certain obligations of Seller to Imperial Loan;

         WHEREAS, Seller desires to sell a portion of the Cistron Stock aggregating 5,058,406 shares (the "large Block") to Imperial Loan or its designee ("0purchaser"0, subject to the approval of the Court, on the terms et forth herein;

         WHEREAS, Seller has filed a motion with the Court to sell the Large Block, and possibly the Small Block, or a portion thereof, pursuant to certain terms and conditions as are set forth herein, free and clear of all liens, claims and other interests, except as specifically otherwise provided in the Consent Order, pursuant to Section 363 of the United States Bankruptcy Code and Rule 6004 of the Federal Rules of bankruptcy Procedure (the "Cistron Stock Motion"); and

         WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties, and covenants in connection with the transactions contemplated hereby.

         NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, the parties hereto do hereby agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

Section 1.01 Defined terms. All capitalized terms not otherwise defined herein shall have the meanings given such terms in that certain Consent Order (1) Granting Debtor's Motion for Authority to Sell Real Property Located in Marin County, California, Free and Clear of All Liens, Claims and Other Interests; (2) Granting Relief From the Automatic Stay to Dr. Harvey Glasser; and (3) granting Other and Further Relief With Respect to Imperial Loan Management Corporation, which was entered on February 12, 1999 by the Court (the "Consent Order").

                                    ARTICLE 2
                          PURCHASE AND SALES OF SHARES

Section 2.01      Sale of Large Block.

                  (a) The transactions contemplated by this Agreement shall be consummated at a Closing (the "Closing") on or before April 23, 1999, or such other date as the Seller and Purchaser may agree in writing (the "Closing Date").

                  (b) [intentionally omitted]

                  (c) At the Closing, upon satisfaction of, or appropriate waiver of, all of the conditions contained in Article 5 hereof, the Seller shall sell and deliver to Purchaser, and Purchaser shall purchase from the Seller, 5,058,406 shares (the "Large Block") of common stock in Cistron in exchange for a credit against the balance of the 1996 Imperial Note and the other consideration set forth in the Consent order (the "purchase Price"). Such sale shall be free of all liens, claims and encumbrances, except as specifically otherwise provided in the consent Order. At the Closing, the Seller shall deliver to Purchaser a bill of sale or stock power, in a form reasonably acceptable to Purchaser, evidencing the sale of the Large Block to Purchaser. Purchaser already has possession of, or following the Closing shall obtain possession of, the certificates representing the Large Block. Purchaser and Seller shall take all reasonable actions at the Closing and thereafter (excluding delivering any legal opinions) necessary to accomplish the transfer of the Large Block to Purchaser and the release and delivery of the Small Block in the name of the Seller, with the certificate for the Large block delivered to the Purchaser and the certificate for the Small Block delivered to the Seller.

Section 2.02      [Intentionally Omitted]

Section 2.03 Sale of Shares; Application of Proceeds by Purchaser. Following the Closing, the parties shall comply with the Consent Order with respect to any possible resale of the Large block by Purchaser within one year following the Closing.

                                    ARTICLE 3
                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

         The Seller hereby represents and warrants to Purchaser as follows:

Section 3.01 Warranty of Title to the Large Block. The Seller has, or will have as of the Closing, the ability to transfer valid and marketable title to the Large Block to Purchaser, pursuant to an order of the Court, and, upon its transfer to Purchaser pursuant to Section 2.01, Purchaser will have valid title to the large Block, free and clear of any pledges, liens, security interests, options, restrictions on transfer or other encumbrances, other than as specifically set forth in the consent Order and those restrictions on transfer imposed through acts of Purchaser or by applicable State or Federal securities laws, rules, or regulations.

Section 3.02 Seller's Disclaimer Of Representations And Warranties. Purchaser acknowledges and agrees that, except as expressly stated in this Agreement and the Consent Order, Seller has not made, does not make, and specifically disclaims any representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past, present or future, of, as to, or concerning or with respect to Cistron or the Cistron Stock. Purchaser further acknowledges and agrees that any information provided or to be provided to Purchaser with respect to Cistron or the Cistron Stock was or will be obtained from a variety of sources and that Seller has not made any independent investigation or verification of such information and makes no representation or warranty as to the accurancy or completeness of such information. Except as provided in this Agreement or the Consent Order, Seller is not liable or bound in any manner by any oral or written statements, representations, appraisals, evaluations, reports or other information pertaining to Cistron or the Cistron Stock as may have been furnished to Purchaser by Seller or his agents or representatives. Purchaser further acknowledges and agrees that to the maximum extent permitted by law, the sale of the Large Block as provided in this Agreement is made without recourse except for the representations and warranties of Seller contained in this
Article 3. Purchaser and Seller understand that pursuant to State and/or Federal securities laws, Purchaser may be precluded from making any transfer or other disposition of any of the Large Block unless a specific exemption from the registration requirements is available with respect to any particular transaction. Purchaser further acknowledges and agrees that the Large block may bear an appropriate restrictive legend to the effect that the Large Block may not be sold or transferred without registration or the availability of a valid exemption form registration, and that an acceptable opinion of counsel may be required by the issuer.

                                    ARTICLE 4
                 REPESENTATIONS AND WARRANTIES OF THE PURCHASER

         Purchaser hereby represents and warrants to the Seller as follows:

Section 4.01      Authorized and Effective Agreement.

                  (a) Purchaser has all requisite power and authority to enter into and perform all of its obligations under this Agreement. The execution and delivery of this Agreement and consummation of the transaction contemplated hereby have been duly and validly authorized by all necessary action in respect thereof on the part of Purchaser. This Agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                  (b) Neither the execution and delivery of this Agreement,  nor consummation of the transactions contemplated hereby, nor compliance by Purchaser with any of the provisions hereof shall (i) constitute or result in a breach of any term, condition or provision of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other instrument or obligation by Purchaser, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser.

Section 4.02      [Intentionally Omitted.]

Section 4.03 Purchaser's Due Diligence. At the time of the execution of this Agreement and at Closing, Purchaser shall have made such examination, review and investigation of the facts and circumstances necessary to evaluate Cistron and the Large block as it has deemed necessary or appropriate to form a basis for its decision to purchase the Large Block. Purchaser is assuming all risk with respect to the completeness, accuracy, or sufficiency of its examination, review and investigation. Purchaser has agreed to the Purchase Price on the basis of its own independent investigation and evaluation of Cistron and has not sought or relied upon any representations, warranties, information, covenants or agreements of Seller (other than the express representations, warranties, information, covenants, and agreements set forth in this Agreement and the Consent Order).

Section 4.04 Accredited Investor. The Purchaser shall be an "accredited Investor" as such term is defined under Section 501(a) of Regulation D of the Securities Act of 1933 (the "1933 Act").

Section 4.05 Sophistication; Investment Intent. Purchaser, its agents and representatives, have such knowledge and experience in financial and business matters as to enable them to utilize the information made available to them in connection with the purchases contemplated hereby, to evaluate the merits and risks of an investment in Cistron and to make an informed decision with respect thereto. Purchaser is acquiring the Large Block hereunder not with a view to making a distribution thereof within the meaning of the 1933 Act. Such shares will not be sold or transferred by Purchaser in violation of the securities laws of the United States or any state thereof or other jurisdiction.

                                    ARTICLE 5
                              CONDITIONS PRECEDENT

Section 5.01      Conditions Precedent - Purchaser and the Seller.

                  The respective obligations of Purchaser and Seller to effect the transactions contemplated by this Agreement at the Closing Date shall be subject to satisfaction or waiver by each party of the following conditions:

                  (a) Neither Purchaser nor the Seller shall be subject to any order, decree or injunction or a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement.

                  (b) The court shall have entered an order in a form reasonably acceptable to the Purchaser, the Seller and the committee granting the Cistron Stock Motion (the "approval Order"). Such Approval Order shall remain in full force and effect and shall not be stayed, modified, rescinded, or revoked.

Section 5.02      Conditions Precedent - the Seller.

                  The obligations of the Seller to effect the transactions contemplated by this Agreement at the Closing date shall be subject to satisfaction of the following additional conditions at or prior to the Closing Date unless waived by the Seller and the Committee:

                  (a) The representations and warranties of Purchaser set forth in Article 4 hereof shall be true and correct in all material respects as of the date of this Agreement and as of such Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise expressly provided in this Agreement or consented to in writing by the Seller and the Committee.

                  (b) Purchaser shall have in all material respects performed all obligations and complied with all covenants required by this Agreement.

Section 5.03      Conditions Precedent - Purchaser.

                  The obligations of Purchaser to perform under this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Closing Date unless waived by Purchaser:

                  (a) The representations and warranties of the Seller set forth in Article 3 hereof shall be true and correct in all material respects as of the date of this Agreement and as of such Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by Purchaser.

                  (b) The Seller shall have in all material respects performed all obligations and compiled with all covenants required by this Agreement.

                                    ARTICLE 6
                                  MISCELLANEOUS

Section 6.01 Expenses. In the event of any disputes concerning the enforcement or interpretation of this Agreement whichever party to the dispute which does not prevail in its prosecution or defense of the dispute (the "Non-Prevailing Party") shall reimburse the party which prevails in such dispute (the
"Prevailing Party") for all expenses and for any costs incurred by the Prevailing Party, including reasonable attorney's fees and costs. Except as expressly provided in the foregoing sentence, each party shall bear and pay all fees, expenses and costs that it incurred in connection with the transactions contemplated by this Agreement, including without limitation, fees and expenses of its own financial consultants, accountants and counsel.

Section 6.02 Waiver. Each party hereto by such party (if such party is an individual) or by an authorized officer of such party (if such party is corporation), and by counsel for or an authorized representative of the Committee, may at any time extend the time for the performance of any of the obligations or other acts of the other party hereto and may waiver (i) any inaccuracies of the other party in the representations or warranties contained in this Agreement or any document delivered pursuant hereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or (iii) the performance by the other party of any of its obligations set out herein. No waiver or extension shall be effective unless it is in writing signed by such parties.

Section 6.03 Amendment or Supplement. This Agreement may be amended or supplemented in writing at any time by mutual agreement of Purchaser and the Seller, with the written consent of the Committee. No modification or amendment of, or supplement to, this Agreement shall be effective unless signed by such parties.

Section 6.04 Entire Agreement. This Agreement, the Consent Order, and the Approval Order contain the entire agreement between the parties with respect to the transactions contemplated hereunder and together supersede all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein. The terms parties hereto, and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto (and any Designee), and their successors, any rights, remedies, obligations or liabilities.

Section 6.05 No Assignment. Imperial Loan may assign its rights subject to its obligations under this Agreement to any person or entity that is an accredited investor as provided in Section 4.04 hereof ("Designee"). Subject to the limitations set forth in the Consent Order, the Seller may assign his rights, but not his obligations, under this Agreement.

Section 6.06 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by overnight express, or by registered or certified mail, postage prepaid, addressed as follows:

                  If to the Seller:

                           Dr. Henry Grausz
                           101 Lounsbury Place
                           Falls Church, Virginia  22046

                  With a required copy to:

                           Bradford F. Englander, Esq.
                           Linowes and Blocher LLP
                           Tenth Floor
                           1010 Wayne Avenue
                           Silver Spring, Maryland  20910

                  If to Purchaser:

                           Imperial Loan Management Corporation
                           c/o Peter Schneider
                           18150 Cottonwood Road, #423
                           Sunriver, Oregon 97707
                           Fax: (541) 593-3399

                           Dr. Harvey Wm. Glasser
                           c/o Western Property Holdings
                           2000 Powell Street, Suite 1650
                           Emeryville, California  94608
                           Fax: (510) 601-8631

                  With a required copy to:

                           Phillip D. Anker, Esq.
                           Wilmer, Cutler & Pickering
                           2445 M Street, NW
                           Washington, DC  20037-1420

                  If to the Committee:

                           Daniel M. Litt, Esq.
                           Diskstein, Shapiro, Morin & Oshinsky
                           2101 L Street, NW
                           Washington, DC  20037

Section 6.07 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

Section 6.08 Severability. If any provision of this Agreement shall be determined illegal or unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.

Section 6.09 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

Section 6.10 Time of the Essence. The parties hereto agree that time is of the essence.

Section 6.11 Jury Trial Waiver. THE PARTIES HERTO AGREE TO WAIVE ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY OF ANY ISSUES RAISED IN ANY ACTION ALLEGING A BREACH OF THIS AGREEMENT.

Section 6.12 Governing Law and Jurisdiction. The validity, enforcement and interpretation of this Agreement shall be governed by the laws of the State of Maryland without giving effect to the conflict of laws principles thereof, except to the extent that the bankruptcy Code controls.

Section 6.13 Court Orders. In the event that there is any conflict between this Agreement and the Consent Order and/or the Approval Order, the terms of such orders shall take precedence.

                            [SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have signed, executed and entered into this Agreement, under seal, all as of the day and year first above written.

                           IMPERIAL LOAN MANAGEMENT CORPORATION



                           By: /s/ Peter Schneider                   [SEAL]
                               -------------------------------
                           Name: Peter Schneider
                                 -----------------------------
                           Title: President
                                  ----------------------------


                           /s/ Henry Grausz
                           -----------------------------------
                           Dr. Henry Grausz, as debtor in possession [SEAL]

                              Purchaser Designation

Imperial Loan Management Corporation hereby designates Dr. Harvey Wm. Glasser as the "Purchaser" and Designee," and Dr. Glasser hereby joins in this Agreement as Purchaser and Designee, acknowledges and accepts such designation, and agrees to be bound by the terms hereof that are binding upon Purchaser, and confirms the representations and warranties of Purchaser as set forth above.

                           IMPERIAL LOAN MANAGEMENT CORPORATION



                           By: /s/ Peter Schneider                  [SEAL]
                               --------------------------------
                           Name: Peter Schneider
                                 ------------------------------
                           Title: President
                                  -----------------------------


                           /s/ Harvey Wm. Glasser
                           ------------------------------------
                           Dr. Harvey Wm. Glasser

                               PURCHASE AGREEMENT

         This PURCHASE AGREEMENT (the "Agreement") is made and entered into as of June 21, 1999, by and among Dr. Harvey Wm. Glasser ("Glasser") and Cistron Biotechnology, Inc., a Delaware corporation ("Cistron").

                                   WITNESSETH:

         WHEREAS, Glasser acquired 5,058,406 shares (the "Shares") of common stock, par value $0.01 of Cistron (the "Common Stock"), pursuant to that certain Cistron Stock Sale Agreement dated as of April 20, 1999 (the "Original Stock Sale Agreement") between Dr. Henry Grausz as debtor in possession (the "Debtor") and Imperial Loan Management Corporation (Imperial Loan"), and that certain Irrevocable Stock Power and Assignment dated April 20, 1999 executed by the Debtor (the "Irrevocable Stock Power");

         WHEREAS, the Debtor's sale of the Shares to Glasser and the Original Stock Sale Agreement were approved by the United States Bankruptcy Court for the District of Maryland (the "Bankruptcy Court") pursuant to that certain Order Grating Debtor's Motion for Authority to Sell Cistron Stock Fee and Clear of Liens, Claims, and Other Interests dated March 16, 1999, entered by the Bankruptcy Court in the pending bankruptcy case of the Debtor, In re Dr. Henry Grausz, M.D., Case No. 97-24657 (PM) (the "March 16 Order"), and that certain Consent Order (1) Granting Debtor's Motion for Authority to Sell Real Property Located in Marin County, California, Free and Clear of all Liens, Claims and Other Interests; (2) Granting Relief from the Automatic Stay to Dr. Harvey Glasser; and (3) Granting Other and Further Relief with Respect to Imperial Loan Management Corporation dated February 12, 1999 (the "Consent Order");

         WHEREAS, as provided in the March 16 Order, Glasser acquired the Shares fee and clear of all liens other than the continued liens of Imperial Bank (the "Imperial Lien");

         WHEREAS, the bankruptcy estate of the Debtor (the "Estate") continues to own 500,000 shares of Common Stock (the "Estate Shares");

         WHEREAS, the Original Stock Sale Agreement is subject to the requirement described in the Consent Order that if Glasser sells all or part of the Shares during the year following the closing of the Original Stock Sale Agreement, Glasser shall require that any purchaser offer the Estate, with respect to the Estate Shares, the opportunity to participate on the same per share terms in such sale;

         WHEREAS, Glasser desires to sell the Shares and Cistron desires to purchase the Shares, upon the terms and subject to the conditions et forth herein, in consideration of the payment by Cistron of the Purchase Price (as defined in Section 1.2 below); and

         WHEREAS, Cistron agrees to offer to the Estate to purchase the Estate Shares on the terms and conditions set forth herein (the "Cistron Offer");

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein and other good an valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, upon the terms and subject to the conditions contained herein, hereby agree as follows:

1.   Purchase of the Shares and Payment of the Purchase Price.

     1.1 Subject to the terms and conditions hereof, Cistron hereby agrees to purchase from Glasser the Shares and Glasser agrees to sell to Cistron the Shares with stock powers executed in blank.

     1.2 Subject to the terms and conditions hereof, Cistron shall deliver and pay to Glasser in consideration for the Shares an aggregate cash purchase price of One Million One Hundred Fifty Thousand Dollars ($1,150,000) (the "Purchase Price"), or $0.2274 per share.

     1.3 The Purchase Price for the Shares shall be paid by Cistron at Closing (as defined below) in immediately available funds by wire transfer to an account or accounts designated by Glasser. At Closing, Glasser shall cause such portion of the Purchase Price as he is required to transfer to the Estate under the terms of paragraph no. 28 of the Consent Order to be so transferred and shall cause such amount of the remainder of the Purchase Price as may be necessary to cause Imperial Bank to release the Imperial Lien to be transferred to Imperial Bank.

2.   Closing.

     2.1 The closing (the "Closing") of the transaction contemplated hereunder shall occur two business days after all the conditions set forth in Sections 5 and 6 below are satisfied or waived, but in no event shall Closing occur (x) earlier than five (5) business days after Cistron provides notice by facsimile to the Estate of the Cistron Offer pursuant to Section 7.3 of this Agreement or (y) later than July 16, 1999, at the offices of Epstein Becker & Green,P.C., 1227 25th Street, N.W., Washington, DC 20037-1156, unless otherwise agreed to by the parties.

     2.2 At the Closing, upon satisfaction of all conditions set forth in Sections 5 and 6 below, (i) Glasser shall deliver or cause to be delivered to Cistron stock certificates representing the Shares, with stock powers executed in blank, and (ii) Cistron shall deliver the Purchase Price to Glasser (or to such account or accounts as Glasser may designate pursuant to Section1.3 above).

3. Representations and Warranties of Cistron. Cistron hereby represents and warrants to Glasser as follows:

     3.1 Cistron has: (i) been duly organized and is validly existing and in good standing under the laws of the State of Delaware; (ii) all requisite capacity, power and authority to enter into, deliver and perform this Agreement; and (iii) all requisite power and authority to own and operate its properties and assets, and to carry on its business, as presently conducted and as proposed to be conducted. Cistron is duly qualified to conduct business in the jurisdictions in which the nature of its business or the ownership of its assets makes such qualification necessary except where the failure to so qualify has not had and would not have, individually or in the aggregate, a material adverse effect on the financial condition or operations of Cistron.

     3.2 All corporate action on the part of Cistron necessary for the authorization, execution, delivery and performance of this Agreement has been taken. This Agreement has been duly and properly executed and delivered by Cistron, and constitutes valid and binding obligations of Cistron, enforceable in accordance with its terms.

     3.3 The execution and delivery of this Agreement by Cistron does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with or result in any violation, loss of rights, termination or breach of or constitute a material default (or an event which with the passage of time or giving of notice, or both, would constitute a material default) under
          (i) any provision of the Certificate of Incorporation or Bylaws of Cistron, (ii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Cistron or the property or assets of Cistron or (iii) any agreement, deed, contract, mortgage, indenture, writ, order, decree, legal obligation or instrument to which Cistron is a party or to which any of its assets or properties is or may be subject. The execution and delivery of this Agreement by Cistron does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof and of such other agreements and instruments will not, result in the creation or imposition or, or give any party the right to create or impose, any lien, charge or encumbrance, or restriction of any nature whatsoever with respect to any material properties or assets of Cistron or give to any other person any interest or rights, including rights of termination, acceleration or cancellation in, or with respect to, any of the properties, assets or agreements of Cistron. No notification, consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or with any other person or entity is required to be obtained or made by or with respect to Cistron in connection with the execution and delivery of this Agreement or the consummation by Cistron of the transactions contemplated hereby.

     3.4 As of the date hereof, Cistron has made such examination, review and investigations of the facts and circumstances necessary to evaluate the Shares as it has deemed necessary or appropriate to form a basis for its decision to pay the Purchase Price and purchase the Shares.

     3.5 Cistron is acquiring the Shares with the intent of having the Shares become treasury stock and not with a view to making a distribution thereof within the meaning of the Securities Act of 1933 (the "1933 Act"). Cistron is an "Accredited Investor" as such term is defined under Section 501(a) of Regulation D of the 1933 Act. Cistron will not sell or transfer the Shares in violation of the 1933 Act or any other securities laws of the United States or any state thereof or other jurisdiction.

4. Representations and Warranties of Glasser. Glasser hereby represents and warrants to Cistron as follows:

     4.1 Glasser has the full legal right, power and authority to enter into this Agreement and this Agreement constitutes the valid and binding obligation of Glasser, enforceable in accordance with its terms.

     4.2 Except for the Imperial Lien and Glasser's obligation to transfer to the estate a portion of the proceeds realized from the sale of the Shares hereunder as set forth in paragraph no. 28 of the Consent Order, the execution and delivery of this Agreement by Glasser does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with or result in any violation, loss or rights, termination or breach of or constitute a material default (or an event which with the passage of time or giving of notice, or both, would constitute a material default) under
          (i) any judgment, order,
          decree, statute, law, ordinance, rule or regulation applicable to Glasser or the property or assets of Glasser or (ii) any material agreement, deed, contract, mortgage, indenture, writ, order, decree, legal obligation or instrument to which Glasser is a party or to which any of his assets or properties is or may be subject. Except for the release of the Imperial Lien and the notice of the Cistron Offer as provided in Section 7.3 hereof, no notification, consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or with any other person or entity is required to be obtained or made by or with respect to Glasser in connection with the execution and delivery of this Agreement or the consummation by Glasser of the transactions contemplated hereby and thereby.

     4.3 Except for (i) the Imperial Lien, (ii) Glasser's obligation to pay to the Estate a portion of the proceeds realized from the sale of the Shares hereunder as set forth in paragraph no. 28 of the Consent
          Order, and (iii) the Estate's "drag-along" rights as set forth in paragraph no. 27 of the Consent Order, Glasser acquired from the Debtor and owns the Shares free and clear of all liens, claims and encumbrances; provided, however, Glasser may have certain obligations to seek to sell the Shares and to apply some or all of the Purchase Price, less the portion thereof that he is required under the terms of paragraph no. 28 of the Consent Order to transfer to the estate, is in satisfaction of the Imperial Lien and/or certain other debts or Imperial Loan. At Closing, Glasser shall transfer the Shares to Cistron free and clear of all liens, claims and encumbrances other than any liens, claims and encumbrances created by or arising through Cistron.

     4.4 Except as expressly stated in this Agreement, Glasser has not made, does not make, and specifically disclaims and representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past, present or future, of, as to, or concerning or with respect to Cistron or the Shares, or the value thereof.

     4.5 As of the date hereof, Glasser has made such examination, review and investigations of the facts and circumstances as he has deemed necessary to form a basis for his decision to sell the Shares in exchange for the Purchase Price.

5. Conditions to Cistron's Closing. The obligations of Cistron Hereunder are subject to the following conditions, each of which must be satisfied or waived by Cistron prior to Closing:

     5.1 Representations and Warranties True. All representations and warranties of Glasser contained in this Agreement shall be true in all material respects at and as of the Closing as if such representations and warranties were made at and as of the Closing, and Glasser shall have performed and satisfied all material agreements in all material respects as required by this Agreement to be performed and satisfied by Glasser at or prior to the Closing.

     5.2 Certificates. At the Closing, Glasser shall deliver, or cause to be delivered, to Cistron stock certificates representing the Shares, with stock powers executed in blank with medallion guarantees.

     5.3 No Order. Cistron shall not be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement.

     5.4 Other Documents. Glasser shall deliver a copy of the Original Stock Sale Agreement, and copies of the March 16 Order and Consent Order, which orders are in full force and effect.

     5.5 Release of Imperial Lien. Glasser shall provide evidence that Imperial Bank has terminated and released the Imperial Lien on the Shares effective at Closing and the payment by Cistron of the Purchase Price as provided in Section 1.3 above.

     5.6 Opinion. Cistron shall have received from Wilmer, Cutler & Pickering, counsel to Glasser, an opinion addressed to Cistron, dated the Closing Date, in substantially the form attached hereto as Exhibit A.

     5.7 Affidavit from Linowes and Blocher LLP. Cistron shall have received an affidavit from Linowes and Blocher LLP attesting to the authenticity and genuineness of Grausz's signature on the Irrevocable Stock Power.

     5.8 Resolution of Board of Directors. The Board of Directors of Cistron shall have adopted a resolution indemnifiying Continental Stock Transfer & Trust Company for the transfer of the Shares.

6. Conditions to Glasser's Closing. The obligations of Glasser hereunder are subject to the following conditions, each of which must be satisfied or waived by Glasser prior to Closing:

     6.1 Resolutions. Prior to or at Closing, Glasser shall have received resolutions of the Board of Directors of Cistron authorizing and approving the transactions contemplated by this Agreement, certified by the respective Secretary of Cistron, together with a certificate issued by the Delaware Secretary of State showing that Cistron is in good standing and authorized to do business.

     6.2 Representations and Warranties True. All representations and warranties of Cistron contained in this Agreement shall be true in all material respects as at and as of the Closing as if such representations and warranties were made at and as of the Closing, and Cistron shall have performed and satisfied all material agreements in all material respects as required by this Agreement to be performed and satisfied by Cistron at or prior to the Closing.

     6.3 No Order. Glasser shall not be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement.

     6.4 Other Deliveries. Cistron shall have delivered such additional instruments, as may be reasonably necessary or advisable to carry out Cistron's obligations under, and to fulfill the purpose of, this Agreement and any other document, certificate or other instructions delivered pursuant hereto.

     6.5 Receipt of Purchase Price. Cistron shall have wired the Purchase Price to an account or accounts designated by Glasser as provided in Section
          1.3 above.

     6.6 Cistron Offer. Cistron shall have made (and shall not have withdrawn) the Cistron Offer to the Estate as provided in Section7.3 below.

     6.7 Release of Imperial Lien. Imperial Bank shall have terminated and released the Imperial Lien on the Shares effective at Closing and the payment by Cistron of the Purchase Price as provided in Section 1.3 above.

     6.8 Transfer. Continental Stock Transfer and Trust Company, the transfer agent for Cistron, shall have confirmed, in writing (a copy of which writing shall be provided to Glasser and his counsel), the transferability of the Shares from Glasser to Cistron pursuant to this Agreement without registration pursuant to the 1933 Act. To the extent required by Continental to so confirm, counsel to Cistron, Epstein, Becker & Green, P.C., shall have provided an opinion to Continental, dated the Closing date, that registration of the Shares is not required under the 1933 Act for the transfer of the Shares set forth in the prior sentence of this Section.

     6.9 Stock Power. Glasser shall have received from the Debtor the Irrevocable Stock Power with a signature guarantee from Cistron, and Cistron shall have provided to Continental Stock Transfer & Trust Company the documentation set forth in Exhibit B attached hereto.

7.   Covenants.

     7.1 Expenses. Each party shall bear the legal, accounting and other expenses incurred by such party in connection with this Agreement, and the transactions contemplated hereby.

     7.2 Further Assurances. Each of Glasser and Cistron covenant and agree that, subsequent to the execution and delivery of this Agreement and without any additional consideration, each of Glasser and Cistron shall execute and deliver any further legal instruments and perform such acts which are or may become necessary to effectuate the purposes of this Agreement, and shall cooperate with the transfer agent for Cistron as may be necessary to recertificate the Shares to evidence the transfer of the Shares to Cistron.

     7.3 Drag-Along Rights. On the date hereof, Cistron shall make an offer to purchase the Estate Shares from the Estate on the same terms and conditions, including price per share of Common Stock, $0.2274, for an aggregate purchase price to be paid by Cistron to the Estate of One Hundred Thirteen Thousand Seven Hundred Dollars ($113,700) (the "Cistron Offer"). On the date hereof, Cistron shall deliver a notice, in a form reasonably acceptable to Glasser, to the Estate setting forth the terms of the sale and the expected date of Closing. On the date hereof, Cistron shall cause copies of such notice to be delivered to Bradford E. Englander at facsimile 301-495-9044 and Daniel M. Litt at facsimile 202-887-0689.

8.   Indemnification.

     8.1 The representations and warranties and covenants set forth in this Agreement will survive until the second anniversary of the date hereof, and upon such second anniversary, all representations and warranties and covenants and all claims not yet asserted based thereon shall expire.

     8.2 Cistron hereby agrees to indemnify Glasser and to hold him harmless from and against any and all losses, expenses, liabilities, claims, demands and judgments (including, without limitation, reasonable attorneys' fees) arising out of, resulting from or relating to (i) the breach by Cistron of any representation or warranty made by Cistron in this Agreement or (ii) the breach of any covenant or agreement or the non-performance of any obligation or covenant set forth in this Agreement required to be performed by Cistron.

     8.3 Glasser hereby agrees to indemnify Cistron and to hold it harmless from and against any and all losses, expenses, liabilities, claims, demands and judgments (including, without limitation, reasonable attorneys' fees) arising out of, resulting from or relating to (i) the breach by Glasser of any representation or warranty made by Glasser in this Agreement or (ii) the breach of any covenant or agreement or the non-performance of any obligation or covenant set forth in this Agreement required to be performed by Glasser.

     8.4  The  provisions of this Section8  shall apply to any claim,  action or
          proceeding   (a  "Claim")   for  which  any  person  or  entity  seeks
          indemnification under this Agreement.

          (a) The party seeking indemnification (the "Indemnified Party") shall give prompt notice to the party from whom it is seeking indemnification (the "Indemnifying Party") of such Claim, which notice shall include such information relating to the Claim as is known by the Indemnified Party of any indemnification obligation in respect to such Claim, except to the extent any failure or delay materially prejudices the right of the Indemnifying Party to defend such Claim. The Indemnifying Party shall have the right, upon acknowledging in writing its indemnification obligations hereunder, to defend such Claim at its expense by giving written notice of such election within 30 days after receipt of such notice from the Indemnified Party. The failure of the Indemnifying Party to notify the Indemnified Party of whether it elects to exercise its right to defend such Claim within such 30 day period shall be deemed an election not to defend such Claim.

          (b) If the Indemnifying Party acknowledges its indemnification obligations and elects to defend the Claim, the remaining provisions of this paragraph (b) shall apply. The Indemnifying Party shall promptly and diligently pursue the defense or settlement of the Claim. The Indemnified Party shall provide reasonable assistance to the Indemnifying Party. The Indemnified Party shall have the right to participate in such defense, but any counsel employed by the Indemnified Party shall thereafter be at its expense and the Indemnifying Party shall retain the right to control the defense of such Claim. The Indemnifying Party shall have the right in its sole discretion to settle such Claim if the settlement involves only the payment of money by the Indemnifying Party and the execution of appropriate releases. Any other settlement of such Claim, including, without limitation, any settlement involving non-monetary consideration or admissions of wrongdoing, shall not be settled without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld.

          (c) If the Indemnifying Party does not acknowledge its indemnification obligations or elects not to defend a Claim, the remaining provisions of this subsection (c) shall apply. The Indemnified Party shall have the right to defend such Claim and to settle such Claim on terms and conditions reasonably acceptable to the Indemnified Party. If the Indemnifying Party is obligated to indemnify the Indemnified Party in respect of such Claim under this Agreement, the Indemnifying Party shall have the indemnity and reimbursement obligations provided elsewhere in this Agreement.

9.   Termination

     9.1 This Agreement may be terminated by Glasser or Cistron if the Closing shall not have been consummated on or before July ___, 1999.

     9.2 In the event of termination of this Agreement pursuant to Section 9.1, written notice thereof shall forthwith be given to Glasser or Cistron, as the case may be, and this Agreement shall terminate without further action by any of the parties hereto.

10.  Miscellaneous.

     10.1 This  Agreement  will be binding  upon and inure to the benefit of the
          parties   hereto   and   their   respective   successors   and   legal
          representatives.

     10.2 Cistron acknowledges and agrees that the Shares may bear an appropriate restrictive legend to the effect that the Shares may not be sold or transferred without registration or the availability of a valid exemption from registration, and that an acceptable opinion of counsel for the issuer may be required.

     10.3 This Agreement constitutes the entire agreement among the parties regarding the subject matter hereof. All prior or contemporaneous agreements, proposals, understandings and communications among the parties, whether oral or written related to the subject matter hereof are superseded by and merged into this Agreement. This Agreement may not be modified or amended except by a written instrument executed by all the parties hereto.

     10.4 If any provision of this Agreement is held to be invalid, illegal or unenforceable for any reason or in any respect, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to this Agreement to the extent possible. In any event, all other provisions of this Agreement shall be deemed valid, legal and enforceable to the fullest extent possible.

     10.5 All notices, consents and other communications hereunder will be provided in writing and will be delivered personally, by registered or certified mail (return receipt requested) or by facsimile, to the parties at the respective addresses set forth below (or such other address as may have been furnished by or on behalf of any party by like notice).

                           If to Cistron:

                           Cistron Biotechnology, Inc.
                           10 Bloomfield Avenue
                           Pine Brook, New Jersey 07058
                           Attention: Chief Executive Officer
                           Fax: (973) 575-4854

                           with a copy to:

                           Epstein Becker & Green, P.C.
                           250 Park Avenue
                           New York, New York 10177
                           Attention: Seth I. Truwit, Esquire
                           Facsimile: (212) 661-0989

                           If to Glasser:

                           Dr. Harvey Wm. Glasser
                           c/o Western Property Holdings
                           2000 Powell Street, Suite 1650
                           Emeryville, California 94608
                           Fax: (510) 601-8631
                           and with a copy to:

                           Wilmer, Cutler & Pickering
                           2445 M Street, N.W.
                           Washington, DC 20037
                           Attention: Philip D. Anker,Esquire
                           Fax: (410) 986-2828

Communications sent by facsimile will be deemed effectively served upon dispatch, transmission confirmed. Communications sent by registered or certified mail will be deemed effectively served seven (7) calendar days after mailing. Communications delivered by hand or overnight couriers will be deemed effective upon delivery.

     10.6 In the event of litigation between the parties regarding this Agreement, the losing party shall reimburse the prevailing party for its reasonable costs and attorneys' fees.

     10.7 No waiver by any party of a breach of any term, provision or condition of this Agreement by the other party will constitute a waiver of any succeeding breach of the same or any other provision hereof. No such waiver will be valid unless executed in writing by the party making the waiver.

     10.8 This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court if a dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

     10.9 This Agreement may be executed in any number of counterparts, each of which will be deemed an original and all of which taken together will constitute one and the same document.

     10.10 Nothing expressed or implied herein is intended, or shall be construed, to confer upon or give any person or entity other than Cistron and Glasser, any rights or remedies under or by reason of this Agreement; provided, however, that the Estate is an intended third-party beneficiary under Section 7.3.

     10.11 The parties agree that time is of the essence.

     10.12 THE PARTIES HERETO AGREE TO WAIVE ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY OF ANY ISSUES RAISED IN ANY ACTION ALLEGING A BREACH OF THIS AGREEMENT.

     10.13 The captions and headings contained in this Agreement are for reference purposes only and are not part of this Agreement.


                            [Signature page follows]

                        PURCHASE AGREEMENT SIGNATURE PAGE


         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

CISTRON BIOTECHNOLOGY, INC.


By: /s/ Franklin J. Iris
--------------------------------------
Name:    Franklin J. Iris
Title:   Chairman and CEO


DR. HARVEY WM. GLASSER


/s/ Harvey Wm. Glasser, MD
--------------------------------------